ROPES & GRAY LLP
800 Boylston Street
Boston, MA 02199-3600
Jessica.Reece@ropesgray.com

August 25, 2017

Angela Mokodean

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Phone: (202) 551-5490

Re:	Highland Floating Rate Opportunities Fund II

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A

File Nos. 333-219103 and 811-23268

Dear Ms. Mokodean:

On August 21, 2017, you provided comments on the registration statement on Form N-1A, filed on August 14, 2017 for Highland Floating Rate Opportunities Fund II (the “Fund”). We have reviewed your comments to the registration statement and provide our responses below. Please note that when a response to a comment made in one location is applicable to similar disclosure appearing elsewhere in the registration statement, we will implement said response where applicable. All capitalized terms not otherwise defined in this letter have the meanings given to them in the registration statement.

PROSPECTUS

Principal Investment Strategies

1.	Comment: The discussion of “Principal Investment Strategies” has been revised to include a reference to collateralized loan obligations. Please consider whether the risks associated with these investments are appropriately disclosed in the “Principal Risks” section.

Response: The Fund believes that the risks associated with investments in collateralized loan obligations are described in the Principal Risks section of the prospectus, in particular in the discussion of “Senior Loans Risk.”

More on Strategies, Risks and Disclosure of Portfolio Holdings

2.	Comment: The sub-section “Additional Information” states that “The foregoing percentage limitations in the Fund’s investment strategies apply at the time of purchase of securities.” Please revise this statement to make clear that the 33 1/3% limit on borrowing is applied on a continual basis and not only at the time of purchase. See Section 18(f)(1) of the Investment Company Act (the “Act”). Note that a similar issue arises on page 36 of the SAI.

Response: The Fund will revise the noted sentence to state:

“The foregoing percentage limitations in the Fund’s investment strategies apply at the time of purchase of securities, except that the limit on borrowing described in the Statement of Additional Information is applied on a continual basis.”

A similar change will be made to the disclosure on page 36 of the SAI.

Shareowner Guide – How to Invest in Highland Floating Rate Opportunities Fund II

3.	Comment: We note that the following sentence is included twice in the section titled “Redemption of Shares”:

“The Fund typically expects that it will take one to three days following the receipt of your redemption request to pay out redemption proceeds; however, while not expected, payment of redemption proceeds may take up to seven days.”

Response: The Fund has removed one instance of the noted sentence.

STATEMENT OF ADDITIONAL INFORMATION

Income Tax Considerations

4.	Comment: In the “Tax-Exempt Shareholders” sub-section, please note that “CRT” is no longer a defined term. Please revise to define charitable remainder trusts.

Response: The Fund has revised the disclosure to include the term charitable remainder trusts.

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Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-4636 or Jessica.Reece@ropesgray.com.

Very truly yours,

/s/ Jessica L. Reece
Jessica L. Reece

cc:	Brian Mitts, Executive Vice President, Principal Financial Officer and Principal Accounting Officer

Brian D. McCabe, Ropes & Gray LLP